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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Pansoft Company Limited
                                (Name of Issuer)


                        Common Stock, par value $0.0059
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                         (Title of Class of Securities)


                                   G6891W101
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                                 (CUSIP Number)


                               February 14, 2011
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            (Date of Event Which Requires Filing of this Statement)

Check  the  appropriate  box  to  designate  the  rule pursuant to which this
Schedule is filed:

         [_]  Rule 13d-1(b)

         [_]  Rule 13d-1(c)

         [X]  Rule 13d-1(d)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      ------------
CUSIP G6891W101
No.   ------------


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1     NAMES OF REPORTING PERSONS
      Timesway Group Limited

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

      (a)   [ ]
      (b)   [X]
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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
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                5     SOLE VOTING POWER
                      3,425,494
  NUMBER OF
                ----------------------------------------------------------------

   SHARES       6     SHARED VOTING POWER
BENEFICIALLY          0
  OWNED BY
                ----------------------------------------------------------------
                7     SOLE DISPOSITIVE POWER
    EACH              3,425,494
  REPORTING
   PERSON       ----------------------------------------------------------------
                8     SHARED DISPOSITIVE POWER
                      0
    WITH:

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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,425,494
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10    CHECK  IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)

      [ ]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      62.45% (1)
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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      CO
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                                       2

      ------------
CUSIP G6891W101
No.   ------------

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1     NAMES OF REPORTING PERSONS
      Hu Wang

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2     CHECK  THE  APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [X]

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3     SEC USE ONLY


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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      The People's Republic of China

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                5     SOLE VOTING POWER

  NUMBER OF           3,425,494
                ----------------------------------------------------------------
   SHARES       6     SHARED VOTING POWER
BENEFICIALLY
  OWNED BY            0
                ----------------------------------------------------------------
    EACH        7     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON             3,425,494
                ----------------------------------------------------------------
    WITH:       8     SHARED DISPOSITIVE POWER

                      0
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9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,425,494
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10    CHECK  IF  THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
      INSTRUCTIONS)

      [_]
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11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      62.45% (2)
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12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN

(1) This percentage assumes 5,438,232 shares of the Issuer's common stock outstanding, as of June 30, 2010, as reported in the Issuer's most recent Quarterly Report filed on Form 10-Q on November 14, 2008.

(2) Mr. Hu Wang serves as the Chairman and Director of Timesway and personally owns approximately 18.5% common shares of Timesway.

      As Director of Timesway, Mr. Wang may be deemed to have beneficial ownership of shares of common stock of the Issuer beneficially owned by Timesway. Mr. Wang hereby disclaims beneficial ownership of such securities.









                                       3
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
ITEM 1(A)    NAME OF ISSUER.

             Pansoft Company Limited

ITEM 1(B)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             3/F Qilu Software Park Building, Jinan Hi-Tech Zone
             Jinan, Shandong,
             People's Republic of China 250101

ITEM 2(A)    NAME OF PERSON FILING.

             Timesway Group Limited  and  Hu Wang.   The persons  named  in this
             paragraph are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons".

ITEM 2(B)    ADDRESS OF PRINCIPAL BUSINESS OFFICE.

             Timesway Group Limited
             Sea Meadow House Blackburne Highway, P.O. Box 116 Road Town, British Virgin Islands
             A British Virgin Islands Corporation

             Hu Wang
             3/F Qilu Software Park Building, Jinan Hi-Tech Zone
             Jinan, Shandong,
             People's Republic of China 250101

ITEM 2(C)    PLACE OF ORGANIZATION.

             Timesway Group Limited is a limited company organized under the laws of the British Virgin Islands.

             Hu Wang is a citizen of the People's Republic of China.

ITEM 2(D)    TITLE OF CLASS OF SECURITIES.

             Common stock, par value $0.0059 (the "Common Stock")

ITEM 2(E)    CUSIP NUMBER.

             G6891W101


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO ss.ss.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             Not applicable.




























                                       4
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
ITEM 4       OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

             The Reporting Person beneficially owns 3,425,494 shares of common stock of the Issuer.

             Mr. Hu Wang serves as the Chairman and Director of Timesway and personally owns approximately 17.5% common shares of Timesway.

             Mr. Guoqiang Lin serves as Director of Timesway and personally owns approximately 17.5% common shares of Timesway.

             As Directors of Timesway, Mr. Wang and Mr. Lin may be deemed to have beneficial ownership of shares of common stock of the Issuer beneficially owned by Timesway. Each of Mr. Wang and Mr. Lin hereby disclaims beneficial ownership of such securities.

(b) Percent of Class:

             62.45% (assuming 5,438,232 shares of the Issuer's common stock outstanding, as of September 30, 2008, as reported in the Issuer's most recent Quarterly Report filed on Form 10-Q on November 14,
             2008)

(d) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:

             3,425,494 shares of common stock

             (ii) Shared power to vote or to direct the vote:

             0 share of common stock

             (iii) Sole power to dispose or to direct the disposition of:

             3,425,494 shares of common stock

             (iv) Shared power to dispose or to direct the disposition of:

             0 share of common stock


ITEM 5       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable.

ITEM 8       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9       NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

ITEM 10      CERTIFICATION.

             Not applicable.





                                       5
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
                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date: February 14, 2011

                                                          Timesway Group Limited

                                                       By:    /s/ Hu Wang
                                                             -------------------
                                                              Name:     Hu Wang
                                                              Title:    Chairman




                                                       By:    /s/ Hu Wang
                                                             -------------------
                                                                  Hu Wang























































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
                                                                       EXHIBIT 1

                                   AGREEMENT

      WHEREAS, the undersigned are beneficial owners, as determined pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of certain Ordinary Shares, $.0059 par value per share, of Pansoft Company Limited;

      NOW, THEREFORE, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

      IN WITNESS WHEREOF, this Agreement has been signed by the undersigned as of the 12th day of February 2009.







                                                          Timesway Group Limited
                                                       By:    /s/ Hu Wang
                                                             -------------------
                                                              Name:     Hu Wang
                                                              Title:    Chairman






                                                       By:    /s/ Hu Wang
                                                             -------------------
                                                                   Hu Wang






































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